Peak Engages Mackie Research as Financial and Capital Markets Advisor

Montreal, Quebec--(Newsfile Corp. - January 10, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today announced that it has engaged Mackie Research Capital Corporation ("Mackie") as a financial and capital markets advisor to the Company.

Under the terms of the four-month service agreement, Mackie will provide Peak with advice and assistance in connection with defining strategic and financial objectives, will maintain a regular dialogue with the Company with regards to corporate development and strategic growth objectives, provide recommendations on likely market reaction to the Company's promotional initiatives, and help increase market awareness of Peak.

As compensation for the services, Mackie will receive $50,000 worth of Peak common shares at a deemed price of $0.05 each for a total of 1,000,000 common shares and $30,000 in cash.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

About Mackie Research Capital Corporation:

Mackie Research Capital Corporation is one of Canada's largest independent full-service investment firms, and proudly traces its roots back to 1921. It has an experienced and knowledgeable team of financial advisors, investment bankers, institutional sales representatives and research analysts. As a fully integrated national investment dealer, Mackie offers a full complement of capital markets and wealth management services to private and institutional investors and growth companies.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 231
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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